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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Idera Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
45168K 30 6
(CUSIP Number)
December 8, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45168K 30 6	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Merck & Co., Inc. 22-1109110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Jersey

	5	SOLE VOTING POWER:

NUMBER OF		1,818,182

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,818,182

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,818,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. (a) Name of Issuer:
Item 1. (b) Address of Issuer’s Principal Executive Offices:
Item 2. (a) Name of Person Filing:
Item 2. (b) Address of Principal Business Office or, if None, Residence:
Item 2. (c) Citizenship
Item 2. (d) Title of Class of Securities
Item 2. (e) CUSIP Number
Item 3.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Page 3 of 5 Pages
Item 1.(a) Name of Issuer:
Idera Pharmaceuticals, Inc.
Item 1.(b) Address of Issuer’s Principal Executive Offices:
345 Vassar Street
Cambridge, Massachusetts 02139
Item 2. (a) Name of Person Filing:
Merck & Co., Inc.
Item 2. (b) Address of Principal Business Office or, if None, Residence:
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100
Item 2. (c) Citizenship
New Jersey
Item 2. (d) Title of Class of Securities
Common Stock, par value $0.001 per share.
Item 2. (e) CUSIP Number.
45168K 30 6
Item 3.
Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Page 4 of 5 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,818,182

(b)	Percent of class: 9.08%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,818,182

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,818,182

(iv)	Shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Page 5 of 5 Pages
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2006

Merck & Co., Inc.
By:	/s/ Celia A. Colbert
	Name:	Celia A. Colbert
	Title:	Vice President, Secretary and Assistant General Counsel